<SEQUENCE>1
<FILENAME>drop_sc13ga.txt

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                           	  Fuse Science, Inc.
                                (Name of Issuer)

                      	 Common Stock, par value $0.001 per share
                          (Title of Class of Securities)

						36113J106
                                 (CUSIP Number)

                                December 31, 2012
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 36113J106                  13G/A                   Page 2 of 8 Pages
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Capital Management, L.P.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
STOCK         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                     $1,000 principal amount of 10% Convertible Notes due
                     2/09/2014 convertible into 7,692 shares of Common Stock
                     (see Item 4)

                     Warrants to purchase up to 4,083,624 shares of Common
                     Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER

                     $1,000 principal amount of 10% Convertible Notes due 2/09/2014 convertible into 7,692 shares of Common Stock (see Item 4)

                     Warrants to purchase up to 4,083,624 shares of Common
                     Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            $1,000 principal amount of 10% Convertible Notes due 2/09/2014 convertible into 7,692 shares of Common Stock (see Item 4)

            Warrants to purchase up to 4,083,624 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            2.20%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            PN
-----------------------------------------------------------------------------

CUSIP No. 36113J106                  13G/A                   Page 3 of 8 Pages
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Sander Gerber
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER

                     $1,000 principal amount of 10% Convertible Notes due 2/09/2014 convertible into 7,692 shares of Common Stock (see Item 4)

                     Warrants to purchase up to 4,083,624 shares of Common
                     Stock

OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER
                     $1,000 principal amount of 10% Convertible Notes due
                     2/09/2014 convertible into 7,692 shares of Common Stock
                     (see Item 4)

                     Warrants to purchase up to 4,083,624 shares of Common
                     Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            $1,000 principal amount of 10% Convertible Notes due 2/09/2014 convertible into 7,692 shares of Common Stock (see Item 4)

            Warrants to purchase up to 4,083,624 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            2.20%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            IN
-----------------------------------------------------------------------------

CUSIP No. 36113J106                  13G/A                   Page 4 of 8 Pages
-----------------------------------------------------------------------------
This Amendment No. 1 (this 'Amendment') amends the statement on Schedule 13G filed on March 29, 2012 (the 'Original Schedule 13G' and the Original 13G as amended, the 'Schedule 13G') with respect to the shares of common stock, par value $0.001 per share, (the 'Common Stock') of Fuse Science, Inc., a Nevada corporation (the 'Company'). Capitalized terms used herein are not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2, 3, 4 and 5 in their entirety as set forth below.


Item 2(a).  Name of Person Filing

	This statement is filed by Hudson Bay Capital Management, L.P. (the 'Investment Manager') and Mr. Sander Gerber ('Mr. Gerber'), who are collectively referred to herein as 'Reporting Persons.'

Item 2(b).  Address of Principal Business Office or, if none, Residence

      The address of the principal business office of each of the Investment Manager and Mr. Gerber is:

      777 Third Avenue, 30th Floor
      New York, NY 10017

Item 2(c).  Citizenship

      Citizenship is set forth in Row (4) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)   Title of Class of Securities

      	Common Stock, par value $0.001 per share (the 'Common Stock')


Item 2(e)   CUSIP Number

      	36113J106
CUSIP No. 36113J106                  13G/A                   Page 5 of 8 Pages
-----------------------------------------------------------------------------

Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
          78o).

(b) [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]   A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________

CUSIP No. 36113J106                  13G/A                   Page 6 of 8 Pages
-----------------------------------------------------------------------------


Item 4.     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) - (c) is set forth in Rows (5)-(11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

	The Company's Annual Report for the fiscal year ended September 30, 2012 filed on January 14, 2013 on Form 10-K, indicates that the total number of outstanding shares of Common Stock as of January 10, 2013 was 181,836,862. The percentages set forth on Row (11) of the cover page for each Reporting Person is based on the Company's total number of outstanding shares of Common Stock and assumes the conversion of the reported convertible notes and warrants. The number of shares of Common Stock into which the reported convertible notes is convertible that is disclosed on rows (6), (8) and (9) of the Reporting Persons' cover pages is determined based on a conversion rate of 7,692.3077 for every $1,000 aggregate principal amount of the reported Convertible Notes.







CUSIP No. 36113J106                  13G/A                   Page 7 of 8 Pages
-----------------------------------------------------------------------------


Item 5.     Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

CUSIP No. 36113J106                   13G/A                  Page 8 of 8 Pages
-----------------------------------------------------------------------------


SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 6, 2013


HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Sander Gerber
Name:	 Sander Gerber
Title: Authorized Signatory




/s/ Sander Gerber
SANDER GERBER






DOC ID-18370765.2